Filed by: Harris Corporation

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No.: 001-35228

February 6, 2015	HARRIS EMPLOYEE FAQS

Harris – Exelis Acquisition Announcement

Harris Employee FAQs

On February 6, 2015, Harris Corporation (NYSE: HRS) announced a definitive agreement to acquire Exelis Inc. (NYSE: XLS) in a cash and stock transaction.

General

Q:	What is Exelis?

A:	Exelis is a diversified, global aerospace, defense and information systems company. Headquartered in McLean, Va., the company has approximately $3.3 billion in revenue and about 10,000 employees, including more than 3,000 engineers and scientists.

Q:	Why is Harris acquiring Exelis?

A:	Exelis is a perfect strategic fit for Harris. The companies complement each other in numerous ways and – together – the world-class workforces of Harris and Exelis can provide enhanced value for our customers and shareholders, and exciting opportunities for our employees.

Q:	Why are the companies joining now?

A:	The aerospace, defense and communications industries are changing rapidly and about to enter a period of sustained growth. The future will be one of intense competition and tremendous technological innovation. This will require a great deal of investment, technical expertise, and ingenuity to create next generation products and services. Harris, with a broad portfolio of technically advanced products and services, will be able to offer customers solutions at a level that our two companies could not achieve independently.

Q:	What will the combined company be named?

A:	Harris Corporation

Q:	What do you see as opportunities for the combined company going forward?

A:	Combining Exelis’ capabilities with Harris’ industry-leading commitment to research and development accelerates our ability to deliver new, high-value products, systems and services while driving down our customers’ costs.

Q:	What is the combined revenue of the two companies?

A:	The combined company is expected to generate more than $8 billion in annual revenues.

Q:	Was Exelis formally for sale? Who proposed this acquisition – Harris or Exelis?

A:	No, Exelis did not run a formal sale process. Harris approached Exelis to begin formal discussions about an acquisition offer.

Q:	Did Harris consider acquiring other companies?

A:	We reviewed other possibilities, but determined that Exelis represented the best strategic fit for our company and our stakeholders.

HARRIS EMPLOYEE FAQS

Q:	Exelis has been a stand-alone business for several years. Why did it decide to sell now?

A:	The combination of the two companies’ highly complementary core franchises creates a competitively stronger company with significantly greater scale than either company could achieve as a stand-alone business.

Q:	What should I do if I am approached by the media and/or analysts?

A:	Any inquiries from the media and/or analysts should be directed to the following contacts:

- CHQ: Jim Burke; 321-727-9131; jim.burke@harris.com

- GCS: Sleighton Meyer; 321-727-6514; sleighton.meyer@harris.com

- HCC: Phillip Parker; 832-668-2380; phillip.parker@harris.com

- HCS: Eileen Rivera; 703-673-1922; eileen.rivera@harris.com

- HITS: Jaime O’Keefe; 703-673-1943; jamie.okeefe@harris.com

- PSPC: Tori Dillon; 978-905-3101; victoria.dillon@harris.com

- RFC: Karen Craft; 585-242-3520; karen.craft@harris.com

Company	Structure

Q:	Who will lead the combined company?

A:	Bill Brown will serve as Chairman, President and Chief Executive Officer of the combined company.

Q:	How will the combined company be structured?

A:	We are reviewing the organization to determine the optimum structure and expect to complete the process prior to closing in June.

Q:	Who will lead the business units?

A:	The management structure will be evaluated as part of the organizational review and we expect to complete the process prior to closing in June.

Q:	Will we be combining functions and if so, which ones and when?

A:	When two successful, growing companies join together there will be some duplication of employee functions, especially in corporate shared services. We are reviewing functional efficiencies and expect some consolidations upon close of the transaction.

Q:	Who will be making these decisions?

A:	We have a dedicated integration team in place that reports directly to Bill Brown, Chairman, President and Chief Executive Officer.

Q:	What changes do you anticipate prior to the close and what is the timeline?

A:	Until close of the transaction, both Harris and Exelis will continue to operate as independent companies.

Q:	What changes do you anticipate after the close and what is the timeline?

A:	We are in the process of determining the best course of action. Harris is putting in place a detailed integration plan. We are confident that we can achieve cost synergies and establish a stronger

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HARRIS EMPLOYEE FAQS

company that offers even broader opportunities for employees and delivers superior solutions to our customers. We expect to begin implementing some changes upon closing, while we expect others will occur over the next 12-18 months.

Locations

Q:	Where will the company be headquartered?

A:	Headquarters for the combined company will be determined as part of the organizational review.

Q:	Where does Exelis have large employee populations?

A:	Exelis has about 10,000 employees in locations around the world. Its primary facilities are in Virginia, New York, New Jersey, California, Colorado and Indiana.

Q:	Harris and Exelis have offices in several of the same cities. Will there be facility consolidations and if so, which locations and buildings?

A:	We will review the worldwide locations of both companies and, where it makes sense, we anticipate the combined company will consolidate facilities as appropriate. We expect to begin implementing some changes upon the closing, while we expect others will occur over the next 12-18 months.

Employment/Pay/Benefits

Q:	Do you anticipate a reduction in force as a result of this acquisition and if so, when?

A:	We will review the worldwide employee population of both companies and, where it makes sense, we anticipate the combined company will consolidate as appropriate. We expect to begin implementing some changes upon the closing, while we expect others will occur over the next 12-18 months.

Q:	How will reporting structures be modified and when will this occur?

A:	We are reviewing the organization to determine the optimum structure and expect to complete the process prior to closing in June.

Q:	I’m considering a new position within Harris. How will this acquisition impact current job openings?

A:	Until the acquisition closes Harris will operate as an independent company and most current job openings will not be impacted. As usual, active candidates will be notified by a recruiter if a job posting is modified during the application process.

Q:	Will my compensation change and if so, when?

A:	Harris employees will continue with their existing compensation and incentive plans.

Q:	Will my benefits change and if so, when?

A:	Harris employees will continue with their existing health and welfare benefits plans.

Integration

Q:	How do the cultures of the two companies compare?

A:	Harris and Exelis have very similar cultures, which was critical in our analysis and decision to move forward with the agreement. We share similar high ethical values, and commitments to shareholder value, operational excellence, innovation and customer satisfaction.

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HARRIS EMPLOYEE FAQS

Q:	How will the integration process of the two companies be managed?

A:	Harris has a well defined process for managing integration, based on industry best practices. Integration planning will begin immediately, while integration implementation will not begin until the acquisition is closed.

Q:	When and how will we receive progress updates?

A:	The employee microsite on connect.harris.com will be updated as new information is available. We will also send email communications when we have significant progress updates to share with employees.

Pre-close

Q:	Can I interact with my Exelis counterpart and if so, when?

A:	Harris has a well defined process for managing the integration, with specific instructions on who can contact Exelis employees and at what point they may do so. Please work with your supervisor, who can provide you more direction.

Customers/Capabilities

Q:	Why is this good for customers?

A:	Our customers will benefit by partnering with a stronger company that has greater capabilities and resources, invests heavily in technology innovation, and is committed to delivering solutions that will help drive down their program costs over time.

Q:	What does this mean for Exelis’ and Harris’ business partners?

A:	Together, Harris and Exelis will meet a wider set of customer needs by integrating products and technologies. It will allow us and our partners to deliver new, high-value products, systems and services while driving down our customers’ costs.

Q:	How are Harris’ and Exelis’ capabilities similar and how are they different?

A:	Harris and Exelis have strong franchises in space, weather, air traffic management, defense communications and national intelligence. With Exelis, we gain expertise and complement each other in electronic warfare and value added services in our core franchises.

Q:	How does the acquisition better position Harris in the marketplace?

A:	Combining the companies’ highly complementary core franchises creates a competitively stronger company with much greater scale, government market presence and international channels. This accelerates Harris’ strategy to deliver innovative solutions across a broad range of markets and customers, and provides a platform for long-term growth.

Products/Solutions

Q:	What opportunity is Harris addressing with the acquisition of Exelis?

A:	This combination significantly enhances Harris’ position as a leading provider of mission-critical

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HARRIS EMPLOYEE FAQS

solutions across the space, weather, air traffic management, and tactical communications domains, while expanding our channels and product offerings to a global customer base. It also generates significant cost synergies that accelerate our ability to deliver new, high-value products, systems and services while driving down our customers’ costs.

Q:	What happens to the Exelis brand?

A:	The combined company will be named Harris Corporation. That being said, Exelis has a number of strong and well-respected legacy brands. Some of these brands will continue to be used for our product and service offerings.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Harris and Exelis. In connection with the proposed transaction, Harris intends to file a registration statement on Form S-4 that will contain a proxy statement of Exelis and a prospectus of Harris with the SEC. This press release is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Exelis or Harris may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS OF EXELIS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Harris will be made available free of charge on Harris’ website at http://harris.com/investors. Copies of documents filed with the SEC by Exelis will be made available free of charge on Exelis’ website at http://investors.exelisinc.com/

Participants in Solicitation

Harris Corporation and its directors and executive officers, and Exelis and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Exelis common stock in respect of the proposed transaction. Information about the directors and executive officers of Harris Corporation is set forth in the proxy statement for Harris Corporation’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on September 9, 2014. Information about the directors and executive officers of Exelis is set forth in the proxy statement for Exelis’ 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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